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Filed by Spectrian Corporation
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14d-2 of the Securities Exchange Act of 1934.
Subject Company: Spectrian Corporation
Commission File No.: 000-24360

Contact: Michael D. Angel
Chief Financial Officer
SPECTRIAN
408-745-5788
michael_angel@spectrian.com
or
Michelle J. Kim
Marketing Communications Manager
SPECTRIAN
408-745-5785
michelle_kim@spectrian.com

FOR IMMEDIATE RELEASE

SPECTRIAN ANNOUNCES SECOND QUARTER RESULTS

        SUNNYVALE, Calif., Oct. 30, 2002—Spectrian Corporation (Nasdaq: SPCT), a leader in the design and manufacture of power amplifiers for the wireless infrastructure market, today announced financial results for the quarter ended September 29, 2002.

        Spectrian's revenue for the quarter ended September 29, 2002 was $5.9 million compared with $18.8 million for the quarter ended June 30, 2002 and with $20.4 million for the quarter ended September 30, 2001.

        Spectrian reported a GAAP net loss of $30.5 million, or $2.66 per diluted share, for the quarter ended September 29, 2002. The GAAP net loss for the quarter ended September 29, 2002 included a net charge to cost of sales expense aggregating approximately $23.8 million attributable to (i) the write-down of inventory to lower of cost or market, (ii) excess and obsolete inventory charges, and (iii) adverse inventory purchase commitments, due to poor actual and anticipated economic and business conditions. These results compare with a GAAP net loss of $3.6 million, or $0.31 per diluted share, for the quarter ended June 30, 2002. The Company reported a GAAP net loss of $15.8 million, or $1.37 per share, for the quarter ended September 30, 2001.

        For the quarter ended September 29, 2002, the pro forma net loss was $34.7 million, or $3.03 per diluted share, excluding (i) income of approximately $5.0 million for the recognized non-cash deferred income from the sale of UltraRF, (ii) approximately $602,000 of legal, accounting and investment banking costs incurred by Spectrian directly attributable to the proposed acquisition of Spectrian by REMEC, Inc., and (iii) a restructuring charge of $219,000 related to the severance attributable to restructuring actions which were completed during the quarter. The pro forma net loss for the quarter ended September 29, 2002 also included the aforementioned net charge to cost of sales expense aggregating approximately $23.8 million.

        For the quarter ended June 30, 2002, the pro forma net loss was $7.4 million, or $0.64 per diluted share, excluding (i) income of approximately $5.0 million for the recognized non-cash deferred income from the sale of UltraRF and (ii) approximately $1.2 million of legal, accounting and investment banking costs incurred by Spectrian directly attributable to the proposed acquisition of Spectrian by REMEC, Inc.

        For the quarter ended September 30, 2001, the pro forma net loss was $12.9 million, or $1.12 per share diluted share, excluding (i) the recognized non-cash income from the sale of UltraRF of approximately $8.3 million and (ii) a net loss on the sale of the remaining portion of the Company's investment in Cree, Inc. common stock and options of $11.2 million.

Highlights include:

  •
  Spectrian introduces GSM PowerBoost™.    Spectrian's PowerBoost™ provides a solution for poor coverage in GSM networks. PowerBoost™ is easily integratable with GSM base stations and are fully EDGE capable for a seamless migration path.

  •
  Awarded its first purchase order from Samsung for a Japanese network operator.    In October 2002, the Company received its first purchase order for $2 million from Samsung for an 800 MHz HDR (High Data Rate) EV-DO system to be deployed to a major network operator in Japan for future delivery.

  •
  Cost cutting measures.    During the second fiscal quarter, Spectrian undertook a reduction in work force and other cost reduction measures. The Company has also taken additional work force reductions in the third fiscal quarter, which together with the second quarter measures, are expected to result in reduced annualized spending of about $10 million, starting in December 2002. The Company estimates that an additional restructuring charge of approximately $350,000 will be incurred in the third fiscal quarter as a result of these actions.

  •
  Acquisition of Spectrian by REMEC, Inc. (Nasdaq: REMC) Update.    REMEC, Inc. and Spectrian announced on October 29, 2002 that they had amended their agreement to provide that each share of Spectrian common stock will be exchanged for one share of REMEC common stock. The timing of the previously announced acquisition by REMEC, Inc. remains subject to the outcome of the ongoing review by the Securities and Exchange Commission of Spectrian's Annual Report on Form 10-K for the fiscal year ended March 31, 2002 and its subsequent reports on Form 10-Q. The parties announced their intentions to complete the transaction by the end of calendar 2002.

        Thomas H. Waechter, Spectrian's president and CEO said, "While poor market conditions continue to exist, we intend to take the necessary steps to be well-positioned when the market recovers."

        Spectrian will be conducting a conference call to discuss the results for the second quarter and to provide guidance. An audio simultaneous Webcast will be available on October 30, 2002 at 2 p.m. PST. Log on to the Spectrian Website at www.spectrian.com. The call will last approximately one hour. The webcast will be archived on the website. You can also access a playback of this call. The recording will be available at 5 p.m. PST on October 30, 2002 and will end on November 8, 2002. To access this, please call (800) 642-1687 or (706) 645-9291 and enter reservation number 6210286.

        Spectrian is a leading designer and manufacturer of single carrier and multicarrier high-power RF amplifiers for the worldwide wireless communications industry, utilized in both wireless data and voice applications. Spectrian supports AMPS, CDMA, TDMA, GSM, EDGE and 3G technologies for mobile and fixed wireless networks. Spectrian is located at 350 West Java Drive, Sunnyvale, California 94089. For more information, visit the Company's Web site at www.spectrian.com or call 408/745-5400.

Forward Looking Statements

        Certain statements in this press release, including anticipated cost savings from reductions in force, the impact of the Company's activities on its positioning, and the outcome of the Securities and Exchange Commission's review of Spectrian's annual and quarterly reports are forward-looking statements that are subject to risks and uncertainties. Results could differ materially based on various factors including, and without limitations: the timing of headcount reductions, the costs associated with those reductions, overall expense reductions, customer acceptance of the Company's products, the competitiveness of the power amplifier market, and the impact of the outcome of the Securities and Exchange Commission's review of Spectrian's annual and quarterly reports. Further information on factors that could affect Spectrian's results are included in Spectrian's Annual Report on Form 10-K for the year ended March 31, 2002 and Form 10-Q for the quarter ended June 30, 2002.

Additional Information

        REMEC plans to amend its previously filed preliminary Registration Statement on SEC Form S-4 in connection with the merger, and REMEC and Spectrian expect to mail a Joint Proxy Statement/Prospectus to the respective holders of their common stock containing information about the merger. Investors and security holders are urged to read the Amended Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Amended Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about REMEC, Spectrian, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

        Spectrian, its directors, executive officers and certain members of management and employees may be soliciting proxies from Spectrian's stockholders in favor of the adoption of the merger agreement. A description of any interests that Spectrian's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

        Spectrian is a registered trademark of Spectrian Corporation. Other brand or product names are registered trademarks or trademarks of their respective holders.

(c)  Spectrian Corporation, 2002. All rights reserved.

SPECTRIAN CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	September 29, 2002	March 31, 2002(1)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$27,393	$42,140
Short-term investments	40,262	48,585
Accounts receivable, less allowance for doubtful accounts of $400 and $400, respectively	5,406	18,155
Inventories	19,788	27,593
Income tax receivable	1,305	1,305
Prepaid expenses and other current assets	1,981	4,209

Total current assets	96,135	141,987
Property and equipment, net	9,196	9,651
Other assets	2,842	3,127

	$108,173	$154,765

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$6,146	$18,694
Accrued liabilities	23,824	14,209
Income taxes payable	—	207
Deferred gain, current portion	11,250	21,250
Current portion of debt and capital lease obligations	22	66

Total current liabilities	41,242	54,426

STOCKHOLDERS' EQUITY:
Preferred stock	—	—
Common stock	13	13
Additional paid-in capital	170,157	169,518
Treasury stock	(17,669)	(17,669)
Deferred compensation expense	(25)	(40)
Accumulated other comprehensive income	247	211
Accumulated deficit	(85,792)	(51,694)

Total stockholders' equity	66,931	100,339

	$108,173	$154,765

(1)
Derived from the March 31, 2002 audited balance sheet included in the 2002 Annual Report on Form 10-K of Spectrian Corporation.

SPECTRIAN CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	September 29, 2002	September 30, 2001	September 29, 2002	September 30, 2001
NET REVENUES	$5,928	$20,370	$24,744	$50,810

COSTS AND EXPENSES:
Cost of revenues	31,993	23,767	49,276	53,619
Research and development	5,900	5,863	11,432	11,795
Selling, general and administrative	3,257	4,615	7,057	9,323
Restructuring costs	219	—	219	686
Costs related to proposed acquisition by REMEC, Inc.	602	—	1,802	—

Total costs and expenses	41,971	34,245	69,786	75,423

OPERATING LOSS	(36,043)	(13,875)	(45,042)	(24,613)
INTEREST INCOME	515	934	1,183	1,821
INTEREST EXPENSE	(9)	—	(10)	(8)
OTHER INCOME (LOSS), NET	4,999	(2,897)	9,800	2,257

LOSS BEFORE INCOME TAXES	(30,538)	(15,838)	(34,069)	(20,543)
INCOME TAXES	—	—	29	15

LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(30,538)	(15,838)	(34,098)	(20,558)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE—ADOPTION OF SFAS 133	—	—	—	494

NET LOSS	$(30,538)	$(15,838)	$(34,098)	$(20,064)

NET LOSS PER SHARE:
Basic and diluted loss per share before cumulative effect of change in accounting principle	$(2.66)	$(1.37)	$(2.97)	$(1.77)
Cumulative effect of change in accounting principle	—	—	—	0.04

Basic and diluted net loss per share	$(2.66)	$(1.37)	$(2.97)	$(1.73)

SHARES USED IN COMPUTING PER SHARE AMOUNTS:
Basic and diluted	11,475	11,581	11,463	11,567

SPECTRIAN CORPORATION AND SUBSIDIARIES
RECONCILIATION OF PRO FORMA NET INCOME (LOSS) TO REPORTED RESULTS
(In thousands, except per share data)
(Unaudited)

		Three Months Ended		Six Months Ended
		September 29, 2002	September 30, 2001	September 29, 2002	September 30, 2001
NET LOSS		$(30,538)	$(15,838)	$(34,098)	$(20,064)

PRO FORMA ADJUSTMENTS:
(i)	Recognized deferred income from the sale of UltraRF	(5,000)	(8,300)	(10,000)	(15,800)
(ii)	Net loss on the sale of Cree, Inc. shares and stock options	—	11,197	—	13,543
(iii)	Cumulative effective of change in accounting principle—adoption of SFAS 133	—	—	—	(494)
(iv)	Restructuring costs	219	—	219	686
(v)	Costs related to pending acquisition by REMEC, Inc.	602	—	1,802	—

	Total special items	(4,179)	2,897	(7,979)	(2,065)

PRO FORMA NET LOSS		$(34,717)	$(12,941)	$(42,077)	$(22,129)

NET LOSS PER SHARE:
	Basic and diluted net loss per share	$(2.66)	$(1.37)	$(2.97)	$(1.73)
	Pro forma adjustments	(0.37)	0.25	(0.70)	(0.18)

	Basic and diluted pro forma net loss per share	$(3.03)	$(1.12)	$(3.67)	$(1.91)

SHARES USED IN COMPUTING PER SHARE AMOUNTS:
	Basic and diluted	11,475	11,581	11,463	11,567

        We provide pro forma net loss and pro forma net loss per share data as an alternative for understanding our operating results. These measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from pro forma measures used by other companies. We compute pro forma loss by adjusting the loss under generally accepted accounting principles with the impact of gains (losses) from sale of businesses, cumulative effect of change in accounting principles, restructuring costs and any other nonrecurring or unusual items.

Adjustment Notes:

  (i)
  and (ii) relate to the gain on sale of UltraRF and the associated gains (losses) associated with the Cree, Inc. shares and stock options.

  (iii)
  relates to the adoption of SFAS 133.

  (iv)
  relates to the restructuring costs recorded as a result of the transfer of the repair operations.

  (v)
  relates to legal, accounting and investment banking costs incurred to date by Spectrian directly attributable to the proposed acquisition of Spectrian by REMEC, Inc.

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SPECTRIAN ANNOUNCES SECOND QUARTER RESULTS
SPECTRIAN CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands) (Unaudited)
SPECTRIAN CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share data) (Unaudited)
SPECTRIAN CORPORATION AND SUBSIDIARIES RECONCILIATION OF PRO FORMA NET INCOME (LOSS) TO REPORTED RESULTS (In thousands, except per share data) (Unaudited)